

July 10, 2014

Via E-mail
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place
621 NW 53rd Street
Suite 700
Boca Raton, FL 33487

   Re: **The GEO Group, Inc.**
      Form 10-K for year ended December 31, 2013
      Filed on March 3, 2014
      File No. 001-14260

Dear Mr. Evans:

   We have reviewed your response letter dated June 26, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Mr. Brian R. Evans
The GEO Group, Inc.
July 10, 2014
Page 2

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 95

17. Income Taxes, page 143

1.   We have considered your response to our prior comment three. With respect to your worthless stock deduction, please clarify for us what new information was received in 2013 that was not available as of December 31, 2012. To the extent the company was waiting on the completion of its internal analysis, explain to us why the results were not accounted for as a correction of an error in accordance with ASC Topic 250-10-45-25. In addition, please tell us if the deduction resulted in a decrease to the company's income tax liability for prior years, and whether the company has received a refund as of the date of your response.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

                                                            Sincerely,

                                                            /s/ Robert F. Telewicz, Jr.

                                                            Robert F. Telewicz, Jr.
                                                            Senior Staff Accountant